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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ______)*


                        InSight Health Services Corp.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 457660 10 1
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                                         Gerald P. McCartin, Esq.
Roz Kovens                               Arent Fox Kintner Plotkin & Kahn
12000 Biscayne Blvd., Suite 803          1050 Connecticut Avenue, N.W.
Miami, Florida 33181  (305) 893-6333     Washington, D.C. 20036  (202) 857-6090
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                June 26, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 457660 10 1                                         PAGE   OF   PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Roz Kovens
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Does not apply.
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           563,376
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    563,376
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     563,376
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.3
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 457660 10 1                                         PAGE   OF   PAGES

- --------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Estate of Cal Kovens
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Does not apply.
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

- --------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           482,131 (through its Personal Representative, Roz Kovens)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    482,131 (through its Personal Representative, Roz Kovens)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     482,131
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.4
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.          SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $.001 per share ("Common Stock"), of InSight Health Services Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 4400 MacArthur Boulevard, Suite 800, Newport Beach, California 92660.


ITEM 2.          IDENTITY AND BACKGROUND.

         This Statement is filed on behalf of the Estate of Cal Kovens (the "Estate"), by Roz Kovens in her capacity as the Estate's Personal Representative, and by Roz Kovens individually. The address of the Estate and Roz Kovens is Kovens & Associates, Inc., 12000 Biscayne Boulevard, Suite 803, Miami Beach, Florida 33181. Ms. Kovens is President of Kovens & Associates, Inc., a real estate development and investment company. She is a United States citizen.

         Neither the Estate nor Ms. Kovens has been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has the Estate nor Ms. Kovens been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction within the past five years as a result of which it or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock beneficially owned by the Estate (the "Estate Shares") and Ms. Kovens (the "Kovens Shares") (collectively, the Estate Shares and the Kovens Shares are referred to herein as the "Shares") were acquired on June 26, 1996 as a result of the consummation of a merger (the "Merger") pursuant to an Agreement and Plan of Merger dated as of February 26, 1996 (the "Merger Agreement") by and among the Issuer, American Health Services Corp. ("AHS"), Maxum Health Corp. ("Maxum") and certain subsidiaries of the Issuer. The Merger Agreement is designated Exhibit 1 hereto and is incorporated herein by this reference.

ITEM 4.          PURPOSE OF TRANSACTION.

         The Estate acquired the Estate Shares and Ms. Kovens acquired the Kovens Shares in accordance with the terms of the Merger Agreement. Pursuant to the Merger Agreement, each of the Estate and Ms. Kovens entered into an agreement ("Rule 145 Agreement") in which each agreed not to sell or otherwise dispose of any of the Estate Shares or the Kovens Shares, respectively, except pursuant to the provisions of Rule 145(d), as amended, under the

Securities Act of 1933, as amended (the "Securities Act"), an effective registration statement under the Securities Act or pursuant to an exemption provided thereunder. Copies of the Rule 145 Agreements are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by this reference.

         Subject to the foregoing, each of the Estate and Ms. Kovens reserves the right to purchase additional securities of the Issuer or to sell some or all of the Shares owned by it or her at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available, general economic conditions, money and stock market conditions and other further developments.

         Except as described herein and in Item 6, neither the Estate nor Ms. Kovens has any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present Board of Directors (the "Board") or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a)(i) The Estate beneficially owns, pursuant to Rule 13d-3(d), on an as-if-converted basis, an aggregate of 482,131 shares of Common Stock, consisting of (1) 448,386 shares of Common Stock, (2) warrants to purchase 20,000 shares of Common Stock at an exercise price of $2.50 per share and (3) warrants to purchase 33,645 shares of Common Stock at the Exercise Price (as defined in Item 6 below), representing, on a fully converted basis, approximately 17.4% of the total shares of Common Stock outstanding as of June 26, 1996.

             (ii) Ms. Kovens beneficially owns, pursuant to Rule 13d-3(d), on an as-if-converted basis, an aggregate of 563,376 shares of Common Stock, consisting of (1) 72,385 shares of Common Stock, (2) options to purchase 1,200 shares of Common Stock at a per share price of $2.50, (3) warrants to purchase 7,660 shares of Common Stock at the Exercise Price and (4) by virtue of her status as Personal Representative of the Estate, the 482,131 Estate Shares, representing, on a fully converted basis, approximately 20.3% of the total shares of Common Stock outstanding as of June 26, 1996.

         (b) Ms. Kovens has the sole power to vote and dispose of all of the Shares.

         (c) Other than pursuant to the Merger Agreement, no transactions in shares of Common Stock were effected by the Estate or Ms. Kovens during the sixty days prior to the date of this Statement.

         (d) In her capacity as Personal Representative of the Estate, Ms. Kovens has the power on behalf of the Estate to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Estate Shares. In her individual capacity and on her own behalf, Ms. Kovens has the sole right to receive dividends from, and the proceeds from the sale of, the Kovens Shares. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in Item 3 of this Statement with respect to the Merger Agreement and in Item 4 of this Statement with respect to the Rule 145 Agreements is incorporated herein by this reference.

         In connection with the Merger Agreement, the Issuer and each of the Estate and Ms. Kovens entered into separate agreements dated February 23, 1996 (the "Agreements") pursuant to which each of the Estate and Ms. Kovens (a) agreed to vote the AHS common and preferred stock owned by each of them in favor of the Merger Agreement and related matters approved by the AHS Board of Directors, to exchange all such common and preferred stock upon consummation of the Merger and not to sell, transfer or otherwise dispose of such common or preferred stock unless the transferee agreed to be bound by the terms of such Agreement, and (b) waived certain registration and other rights associated with such preferred stock. In consideration thereof, the Issuer agreed to issue to the Estate warrants to purchase 33,645 shares of Common Stock and to Ms. Kovens warrants to purchase 7,660 shares of Common Stock, in each case at a per share price equal to the Exercise Price (as defined below), expiring on the fifth anniversary of the date of issuance. The Exercise Price is defined as (i) if the Common Stock is traded on a national securities exchange or through the Nasdaq Stock Market, the average of the closing prices of such stock on such exchange over the 20-trading-day period commencing with the eleventh trading day after the effective date of the Merger (the "Trading Period"); (ii) if such stock is actively traded over-the-counter, the average of the closing bid or sale prices (whichever is applicable) of such stock over the Trading Period; and (iii) if there is no active public market for such stock, the average fair market value of such stock over the Trading Period as mutually determined by the Issuer and the holders of a majority of the warrants issued to the holders of the AHS preferred stock in connection with the Merger. The warrants will be issued promptly upon expiration of the Trading Period and the determination of the Exercise Price, which is expected to occur on or about August 8, 1996. Copies of the Agreements are attached hereto as Exhibits 4 and 5 and are incorporated herein by this reference. A copy of the form of warrant (which is the same for each of the Estate and Ms. Kovens) is attached as Exhibit 2 to the Agreement attached as Exhibit 2 hereto and is incorporated herein by this reference.

         Except as described herein or in Items 3 and 4, neither the Estate nor Ms. Kovens has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the shares of Common Stock, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 --     The Merger Agreement (incorporated by reference to
                          Exhibit 2.1 to Amendment No. 1 to the Issuer's
                          Registration Statement on Form S-4 filed with the Securities and Exchange Commission on May 9, 1996).

         Exhibit 2 --     Agreement dated as of February 23, 1996 by and among
                          the Issuer, AHS, Maxum and the Estate.

         Exhibit 3 --     Agreement dated as of February 23, 1996 by and among
                          the Issuer, AHS, Maxum and Ms. Kovens.

         Exhibit 4 --     Agreement dated as of May 31, 1996 by and among AHS,
                          Maxum and the Estate.

         Exhibit 5 --     Agreement dated as of May 31, 1996 by and among AHS,
                          Maxum and Ms. Kovens.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: July 8, 1996                    ESTATE OF CAL KOVENS


                                      By:/s/ Roz Kovens
                                         -----------------------------------
                                         Roz Kovens, Personal Representative


                                      /s/ Roz Kovens
                                      --------------------------------------
                                      Roz Kovens, Individually

                                 EXHIBIT INDEX


                                                                               SEQUENTIALLY
EXHIBIT NO.      DOCUMENT DESCRIPTION                                          NUMBERED PAGE
- -----------      --------------------                                          -------------
1                The Merger Agreement (incorporated herein by reference to
                 Exhibit 2.1 to Amendment No. 1 to the Issuer's Registration
                 Statement on Form S-4 filed with the Commission on May 9,
                 1996 ("Amendment No. 1")).

2 Agreement dated as of February 23, 1996 by and among the Issuer, AHS, Maxum and the Estate.

3 Agreement dated as of February 23, 1996 by and among the Issuer, AHS, Maxum and Ms. Kovens.

4 Agreement dated as of May 31, 1996 by and among AHS, Maxum and the Estate.

5 Agreement dated as of May 31, 1996 by and among AHS, Maxum and Ms. Kovens.

                                   EXHIBIT 2

                                   AGREEMENT



         THIS AGREEMENT is made as of February 23, 1996, by and among InSight Health Services Corp., a Delaware corporation ("InSight"), American Health Services Corp., a Delaware corporation ("AHSC") and the Estate of Cal Kovens, by Roz Kovens, its Personal Representative (the "Stockholder"), and is consented to by Maxum Health Corp., a Delaware corporation ("MHC") (InSight, AHSC and MHC are collectively referred to as the "Restructure Parties").

                 WHEREAS, InSight, AHSC and MHC are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1, which, when consummated, will result in AHSC and Maxum becoming wholly owned subsidiaries of InSight (the "Merger");

                 WHEREAS, concurrent with the consummation of the Merger, General Electric Company, a New York corporation acting through General Electric Medical Systems ("GE Medical"), General Electric Capital Corporation, a New York corporation, will agree to certain financial accommodations to AHSC and MHC in exchange for the issuance to GE Medical of preferred stock of AHSC and MHC (which will be converted into InSight preferred stock pursuant to the Merger Agreement) pursuant to certain debt restructuring agreements (the "Debt Restructuring Agreements");

                 WHEREAS, the Stockholder owns 25,458.64 of the outstanding shares of Series B Senior Convertible Preferred Stock of AHSC (the "Preferred Stock") issued pursuant to a Certificate of Designation, Preferences, Relative, Participating, Optional and Other Special Rights relating thereto (the "Certificate of Designation");

                 WHEREAS, it is a condition precedent to the consummation of the Merger and the Debt Restructuring Agreements that each of the holders of the Preferred Stock enter into this Agreement.

                 NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

                 1. Waiver. In consideration of the agreement to issue warrants set forth in Section 2 hereof, the Stockholder agrees as follows:

                          (a)  Stockholder shall vote his shares of Preferred
Stock and all shares of AHSC common stock ("Common Stock") over which he has voting power in favor of the Merger Agreement and any matters related thereto which are approved by the Board of Directors of AHSC (the "AHSC Board").

                          (b)  In the event that all conditions precedent to
the consummation of the Merger have been satisfied, Stockholder shall, in accordance with the terms set forth in the Merger Agreement, exchange all shares of Preferred Stock and Common Stock over which he has dispositive power as of the date hereof and thereof for InSight common stock.

                          (c)  Stockholder hereby waives (i) solely in
connection with the transactions contemplated by the Merger Agreement and the Debt Restructuring Agreements, all of his preferences as they relate to dividend, liquidation, voting and redemption rights as set forth in Sections 3, 4, 5 and 9 of the Certificate of Designation and (ii) until such time, if any, as this Agreement shall terminate pursuant to Section 6 hereof, his registration rights as set forth in Section 10 of the Certificate of Designation.

                          (d)  Stockholder shall not sell, pledge or otherwise
transfer the Preferred Stock or Common Stock over which he has dispositive power unless the transferee acknowledges in writing that the transfer is made subject to the terms of this Agreement. Any purported transfer of such Preferred Stock or Common Stock made in contravention of this provision shall be void.

                          (e)  Stockholder shall execute such further
documents, including, but not limited to, proxies and exchange documentation, as are appropriate and typical to implement the agreements set forth herein.

                 2. Issuance of Warrants. In consideration of the Stockholder's agreements in Section 1 hereof, and in acknowledgment of the rights and preferences associated with the Preferred Stock which will be eliminated as a result of the Merger, InSight hereby agrees to issue to the Stockholder, concurrent with and conditioned upon the effectiveness of the Merger, warrants (the "Warrants") to purchase 33,645 shares of InSight common stock, at a per share purchase price equal to the Exercise Price (as defined below), expiring on the fifth anniversary of the date of such issuance, which Warrants shall be in the form of Exhibit 2 hereto; provided, however, that InSight's obligation under this Section 2 is conditioned upon the approval of the terms of this Agreement by (i) the disinterested members of the AHSC Board and (ii) the Board of Directors of MHC, in each case further conditioned upon the receipt of a fairness opinion issued by a financial advisor in a form reasonably acceptable to such disinterested members or Board, as applicable. The Exercise Price shall be (a) if the InSight common stock is traded on a national securities exchange or through the Nasdaq Stock Market, the average of the closing prices of such stock on such exchange over the 20-trading-day period commencing with the eleventh trading day after the effective date of the Merger (the "Trading Period"); (b) if such stock is actively traded over-the-counter, the average of the closing bid or sale prices (whichever is applicable) of such stock over the Trading Period; and (c) if there is no active public market for such stock, the average fair market value of such stock over the Trading Period as mutually determined by InSight and the holders of a majority of the Warrants.

                 3. Consent. The Restructure Parties (other than InSight) hereby acknowledge and consent to the agreements of InSight and the Stockholder herein.

                 4. Successors; Continuing Effect. This Agreement is being entered for the benefit of and shall be binding upon each of the parties and their respective successors, transferees and assigns.

                 5. Governing Law. This Agreement, which may be executed in any number of counterparts, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of laws rules.

                 6.       Termination.     Unless extended by agreement of the
parties, this Agreement shall terminate upon termination of the Merger
Agreement.

                 IN WITNESS WHEREOF, the Stockholder has executed this Agreement, and the Restructure Parties have caused this Agreement to be executed by their duly authorized officers, in counterparts all as of the date and year first written above.



INSIGHT HEALTH SERVICES CORP.



By:/s/ E. Larry Atkins
   ------------------------------
   E. Larry Atkins, President

AMERICAN HEALTH SERVICES CORP.



By:/s/ E. Larry Atkins
   ------------------------------
   E. Larry Atkins, President


                  [Signatures continued on the following page]

THE STOCKHOLDER

/s/ Roz Kovens
- --------------------------------------
    Roz Kovens, Personal Representative
    Estate of Cal Kovens


Consented to:

MAXUM HEALTH CORP.



By:/s/ Glenn Cato
   -----------------------------
       Glenn Cato, President

                                   EXHIBIT 1



[Incorporated by reference to Exhibit 1 to this Schedule 13D.]

                                   EXHIBIT 2

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OFFERED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

No.  W - 1

                        Certificate for _______ Warrants
                 EXERCISABLE COMMENCING ON THE DATE OF ISSUANCE
                               HEREOF AND ENDING
       5:00 P.M., NEWPORT BEACH, CALIFORNIA TIME, ON THE EXPIRATION DATE

                         INSIGHT HEALTH SERVICES CORP.

                              WARRANT CERTIFICATE


         THIS CERTIFIES that ________________ or registered assigns is the registered holder (the "Warrantholder") of the number of warrants (the "Warrants") set forth above, each of which represents the right to purchase one fully paid and non-assessable share of common stock, par value $.001 per share (the "Common Shares"), of InSight Health Services Corp., a Delaware corporation (the "Company"), at the exercise price of $______ per share (the "Exercise Price"), at any time prior to the Expiration Date hereinafter referred to, by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon duly executed, at the Company's principal executive office, ________________________________________________________ (the "Office"), and by
paying in full the Exercise Price, plus transfer taxes, if any, in United States currency by certified check, bank cashier's check or money order payable to the order of the Company.

         SECTION 1.       DURATION AND EXERCISE OF WARRANTS.

                 (a) The Warrants represented by this Warrant Certificate shall be issued and exercisable as of ___________, 1996 and shall expire at 5:00 p.m. Los Angeles time, on ___________, 2001 (the "Expiration Date"). Any Warrant Certificate not surrendered to the Company for exercise prior to the close of business on the Expiration Date shall be void.

                 (b) Subject to the provisions of this Warrant Certificate, after the date of this Warrant Certificate and prior to the close of business on the Expiration Date, the Warrantholder shall have the right to purchase from the Company the number of Common Shares specified above at the Exercise Price. In order to exercise such right, the

Warrantholder shall surrender the Warrant Certificate(s) evidencing such Warrants to the Company at the Office with the form of Election to Purchase set forth hereon duly completed and signed, and shall tender payment in full to the Company for the Company's account of the Exercise Price, together with such taxes as are specified in Section 4 hereof, for each Common Share with respect to which such Warrants are being exercised. Such Exercise Price and taxes shall be paid in full by certified check, bank cashier's check or money order, payable in United States currency to the order of the Company. In addition, if the Common Shares deliverable upon exercise have not been registered pursuant to the Securities Act, the Warrantholder shall deliver a duly executed certificate substantially in the form of Exhibit A hereto.

                 (c) The Warrants evidenced by this Warrant Certificate shall be exercisable only in multiples of one (l) Warrant. If less than all of the Warrants evidenced by this Warrant Certificate are exercised at any time prior to the close of business on the Expiration Date, a new Warrant Certificate(s) shall be issued to the Warrantholder, or his duly authorized assigns, by the Company for the remaining number of Warrants evidenced by the Warrant Certificate so surrendered.

         SECTION 2. ISSUANCE OF SHARE CERTIFICATES. Upon surrender of this Warrant Certificate and payment of the Exercise Price, and, if the Common Shares deliverable on exercise have not been registered under the Securities Act, upon delivery of a certificate in the form of Exhibit A hereto, the Company shall issue certificates representing Common Shares ("Share Certificates") for the number of full Common Shares to which the holder of such Warrants is entitled, registered in accordance with the instructions set forth in the Election to Purchase. If such Common Shares have not been registered under the Securities Act, the Share Certificates shall bear a legend substantially similar to the legend on this Warrant Certificate.

         SECTION 3. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF COMMON SHARES PURCHASABLE PER NUMBER OF WARRANTS. The Exercise Price and the number of Common Shares purchasable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events specified in this Section 3:

                 (a) If the Company at any time after the date of this Warrant Certificate (i) declares a dividend or makes a distribution on the outstanding Common Shares payable in Common Shares, (ii) subdivides or reclassifies the outstanding Common Shares into a greater number of shares or
(iii) combines or reclassifies the outstanding Common Shares into a smaller number of Common Shares, the Exercise Price in effect immediately after the record date for such dividend or distribution or at the effective date of such subdivision, combination or reclassification, shall be adjusted to equal the quotient obtained by multiplying the Exercise Price in effect immediately prior to such date by a fraction, the numerator of which shall be the number of Common Shares outstanding immediately prior to such dividend, distribution, subdivision, combination or reclassification, and the denominator of which shall be the number of Common Shares outstanding immediately after such dividend, distribution, subdivision, combination or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

                 (b) If at any time, as a result of an adjustment made pursuant to paragraph (a), the holder of any Warrant thereafter exercised shall become entitled to receive any additional Common Shares (the "New Shares"), thereafter the number of such New Shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in paragraph (a), and the provisions of this Warrant Certificate with respect to the Common Shares shall apply on like terms to any such New Shares.

                 (c)      All calculations of the Exercise Price under this
Section 3 shall be made to the nearest one hundredth of a cent. No adjustment in the Exercise Price in accordance with the provisions of paragraph (a) hereof need be made if such adjustment, together with other adjustments carried forward pursuant to this paragraph (c), would amount to a change in such Exercise Price of less than 1%; provided, however, that the amount by which any adjustment is not made by reason of this paragraph (c) shall be carried forward and taken into account at the time of any subsequent adjustment in the Exercise Price.

                 (d) Unless the Company shall have exercised its election as provided in paragraph (e), upon each adjustment of the Exercise Price as a result of the calculations made in paragraph (a), each Warrant outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price that number of Common Shares obtained by (i) multiplying (A) the number of Common Shares purchasable upon exercise of a Warrant immediately prior to such adjustment of the Exercise Price by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

                 (e) The Company may elect, on or after the date of any adjustment of the Exercise Price, to adjust the number of Warrants in substitution for an adjustment in the number of Common Shares purchasable upon the exercise of a Warrant as provided in paragraph (d).

                 (f) In case of any reorganization of the Company, or in case of the consolidation or merger of the Company with or into any other legal entity or of the sale of the properties and assets of the Company as, or substantially as, an entirety to any other legal entity (collectively, "Reorganizations"), each Warrant shall after such Reorganization be exercisable, upon the terms and conditions specified in this Warrant Certificate, for the stock or other securities or property (including cash) to which a holder of the number of Common Shares purchasable (at the time of such Reorganization) upon exercise of such Warrant would have been entitled upon such Reorganization if such Warrant had been exercised in full immediately prior to such Reorganization; and in any such case, if necessary, the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the holders of the Warrants shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any such stock or other securities or property thereafter deliverable upon exercise of the Warrants. The Company shall not effect any such Reorganization unless prior to or simultaneously with the consummation thereof the successor (if other than the Company) resulting from such Reorganization or the legal entity purchasing such assets shall assume, by written instrument executed and delivered to the holder of each Warrant, the obligation to deliver to the holder of each Warrant such stock, securities or assets as, in accordance with the foregoing provisions, such holders may be entitled to purchase, and the other obligations under this Warrant Certificate.

         SECTION 4. PAYMENT OF TAXES. The Company will pay all documentary stamp taxes that may be imposed by the United States of America or any state or territory thereof ("Taxes") attributable to the initial issuance of Common Shares upon the exercise of Warrants prior to the close of business on the Expiration Date; provided, however, that the Company shall not be required to pay any Taxes which may be payable in respect of any transfer involved in the issuance of any Warrant Certificates or any Share Certificates in a name other than that of the Warrantholder of record surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Share Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such Taxes or shall have established to the satisfaction of the Company that such Taxes have been paid.

         SECTION 5.       REGISTRATION.

                 (a) This Warrant Certificate shall be registered in the name of the record holder to whom it is distributed; and the Company shall maintain a list showing the name, address and number of Warrants held by each of the Warrantholders of record.

                 (b) The Company may deem and treat the Warrantholder of record as the absolute owner of this Warrant Certificate (notwithstanding any notation of ownership or other writing thereon made by anyone) for the purpose of any exercise thereof and any distribution to the holder thereof and for all other purposes, and the Company shall not be affected by any notice to the contrary.

         SECTION 6.       REGISTRATION OF TRANSFERS AND EXCHANGES.

                 (a) The Company shall register the transfer of this Warrant Certificate upon the records to be maintained by it for that purpose, upon surrender of this Warrant Certificate accompanied (if so required by the Company) by (i) a written instrument or instruments of transfer in form satisfactory to the Company, duly executed by the registered holder(s) thereof or by the duly appointed legal representative thereof or by a duly authorized attorney, and (ii) an opinion of counsel, reasonably satisfactory to the Company, that such transfer is exempt from registration under the Securities Act. Upon any such registration or transfer, a new Warrant Certificate shall be issued to the transferee, and the surrendered Warrant Certificate shall be cancelled by the Company.

                 (b) This Warrant Certificate may be exchanged at the option of the holder, when surrendered to the Company at the Office, for another Warrant Certificate or other Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants. Warrant Certificates surrendered for exchange, transfer or exercise shall be cancelled by the Company.

         SECTION 7. MUTILATED OR MISSING WARRANT CERTIFICATES. In case this Warrant Certificate shall be mutilated, lost, stolen or destroyed, the Company shall issue and deliver, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for any Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant Certificate and an indemnity or bond, if requested, also satisfactory to the Company. Applicants for such substitute Warrant Certificate shall also comply with such other reasonable charges as the Company may prescribe.

         SECTION 8.       NOTICES.

                 (a) Any notice or demand authorized by this Warrant Certificate to be given or made by the Warrantholder to or on the Company shall be in writing and shall be sufficiently given or made if personally delivered or sent by mail or by telegram or telex confirmed by letter addressed (until another address is given in writing by the Company) to the Office.

                 (b) Any notice pursuant to this Warrant Certificate to be given by the Company to the Warrantholder shall be in writing and shall be sufficiently given if personally delivered or sent by mail or telegram or telex confirmed by letter, addressed (until another address is filed in writing by the Warrantholder with the Company) to the address specified in the Warrant register maintained by the Company.

         SECTION 9. RIGHTS OF WARRANTHOLDERS; VOTING. Nothing contained in this Warrant Certificate shall be construed as conferring upon the Warrantholder any of the rights of a stockholder of the Company, including without limitation the right to vote, to receive dividends and other distributions, to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company.

         SECTION 10. SUPPLEMENTS AND AMENDMENTS. The Company may from time to time supplement or amend this Warrant Certificate without the consent or concurrence of the Warrantholder in order to cure any ambiguity, manifest error or other mistake in this Warrant Certificate, or to make provision in regard to any matters or questions arising hereunder which the Company may deem necessary or desirable and which shall not adversely affect, alter or change the interests of the Warrantholder.

         SECTION 11. WARRANT AGENT. The Company may, by written notice to the Warrantholder, appoint an agent for the purpose of issuing Common Shares on the exercise of the Warrants, exchanging Warrants, replacing Warrants or any of the foregoing, and thereafter any such issuance, exchange or replacement shall be made at such office by such agent.

         SECTION 12. SUCCESSORS. All the representations, warranties, covenants and provisions of this Warrant Certificate by or for the benefit of the Company or the Warrantholder shall bind and inure to the benefit of their respective successors and assigns hereunder.

         SECTION 13. GOVERNING LAW. This Warrant Certificate shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed in accordance with the laws of said State, regardless of the laws that might be applied under applicable principles of conflicts of laws.

         SECTION 14. BENEFITS OF THIS WARRANT CERTIFICATE. Nothing in this Warrant Certificate shall be construed to give to any person or entity other than the Company and the Warrantholder any legal or equitable right, remedy or claim under this Warrant Certificate, and this Warrant Certificate shall be for the sole and exclusive benefit of the Company and the Warrantholder.

         SECTION 15. INTERPRETATION. The headings contained in this Warrant Certificate are for reference purposes only and shall not affect in any way the meaning or interpretation of this Warrant Certificate.

         SECTION 16. INVALIDITY OF PROVISIONS. If any provision of this Warrant Certificate is or becomes invalid, illegal or unenforceable in any respect, such provision shall be amended to the extent necessary to cause it to express the intent of the parties and be valid, legal and enforceable. The amendment of such provision shall not affect the validity, legality or enforceability of any other provision hereof.


         SECTION 17.      REGISTRATION RIGHTS.

                 (a) If at any time or from time to time the Company proposes to file a registration statement on any appropriate form (a "Registration Statement") (other than in connection with an exchange offer or a registration statement on Form S-4 or S-8 or otherwise unsuitable registration statements) under the Securities Act with respect to any Common Shares, whether or not for sale for its own account, on a form and in a manner which would permit registration of Common Shares received upon exercise of the Warrants ("Warrant Shares") for sale to the public under the Securities Act, the Company shall

                            (i)   promptly give to the Warrantholder written
notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities law); and

                           (ii)   include in such registration (and any related
qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Warrant Shares specified in a written request or requests, made within 20 days after receipt of such written notice from the Company, by the Warrantholder.

                 (b) If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Warrantholder as a part of the written notice given pursuant to Section 17(a)(i). In such event the right of the Warrantholder to registration pursuant to this Section 17 shall be conditioned upon the Warrantholder's participation in such underwriting and the inclusion of the Warrant Shares in the underwriting to the extent provided herein. The Warrantholder shall (together with the Company and the other holders of Common Shares distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriters selected for such underwriting by the Company. The Warrantholder shall not be required to make any representations or warranties to the Company or the underwriters other than those relating to the Warrantholder, the Warrant Shares and the intended method of distribution and information about the Warrantholder provided by the Warrantholder for use in the Registration Statement.

                 (c)      Notwithstanding any other provision of this Section
17:

                          (i)     subject to clause (iii) below, if the
registration is an underwritten primary registration on behalf of the Company and the managing underwriters of such offering determine in good faith that the aggregate amount of Common Shares which the Warrantholder and the Company propose to include in such Registration Statement exceeds the maximum amount of Common Shares that could practicably be included therein, the Company will include in such registration, first, the Common Shares which the Company proposes to sell, and second, the Warrant Shares and the Common Shares of any holders of other piggyback registration rights, if any, which can practicably be included therein, pro rata among all such holders, taken together, on the basis of the relative amount of Common Shares owned by the Warrantholder and such other holders who have requested that Common Shares owned by them be included;

                          (ii)     subject to clause (iii) below, if the
registration is an underwritten secondary registration on behalf of any of the other security holders of the Company and the managing underwriters determine in good faith that the aggregate amount of Common Shares which the Warrantholder and such security holders propose to include in such registration exceeds the maximum amount of Common Shares that could practicably be included therein, the Company will include in such registration, first, the Common Shares to be sold for the account of any other holders entitled to demand registration and, second, the Warrant Shares and other Common Shares to be sold for the account of other holders electing to include (but not being entitled to demand inclusion of) Common Shares in such registration, pro rata among all such holders, taken together, on the basis of the relative amount of Common Shares owned by the Warrantholder and such other holders who have requested that Common Shares owned by them be included; and

                          (iii)   in the event of a conflict between the rights
of the Warrantholder set forth in this Section 17 and the registration rights of General Electric Company, the rights hereunder shall be subordinate to such other rights and the Company's obligations shall be limited to those that can be performed without violating the terms of such other registration rights.

                 (d) The Company may withdraw any Registration Statement at any time before it becomes effective, or postpone the offering of Common Shares, without obligation or liability to the Warrantholder.

                 (e) With respect to a Registration Statement in which any of the Warrant Shares are included, the Warrantholder agrees, if requested by the managing underwriters in an underwritten offering, not to effect any public sale or distribution of Common Shares, including a sale pursuant to Rule 144 under the Securities Act (except as part of such registration), during the 180-day period beginning on the effective date of such Registration Statement; provided, however, that such agreement shall be applicable only to the first three such Registration Statements which cover Common Shares (or other securities) to be sold on InSight's behalf to the public in an underwritten offering.

                 (f) All Registration Expenses (as defined below) incurred in connection with any registration, qualification or compliance pursuant to this Section 17 shall be borne by the Company. All Selling Expenses (as defined below) incurred in connection with any registrations hereunder shall be borne by the holders of the Common Shares so registered pro rata on the basis of the number of shares so registered. For purposes of this Section 17, (i) "Registration Expenses" shall mean all expenses incurred by the Company in complying with this Section 17, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, reasonable fees and disbursements of a single special counsel for the Warrantholder and all other holders of Common Shares to be registered, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of the Company's regular employees which shall be paid in any event by the Company) and (ii) "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to the sale.

                 (g) In the case of each registration, qualification or compliance effected by the Company pursuant to this Section 17, the Company will keep the Warrantholder advised in writing as to the qualification and compliance and as to the completion thereof. At its expense the Company will:

                          (i)     Keep such registration, qualification or
compliance effective for a period of 120 days or until the Warrantholder has completed the distribution described in the Registration Statement relating thereto, whichever first occurs;

                          (ii)    Prepare and file with the SEC such amendments
and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective for the requisite period;

                          (iii)   Furnish such number of prospectuses and other
documents incident thereto as the Warrantholder from time to time may reasonably request;

                          (iv)    Use its reasonable efforts to register or
qualify such Warrant Shares under the securities or blue sky laws of such jurisdictions as the Warrantholder reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Warrantholder to consummate the disposition in such jurisdictions of the Warrant Shares owned by the Warrantholder (provided that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 17, (B) subject itself to taxation in any such jurisdiction, (C) consent to general service of process in any such jurisdiction, or (D) qualify such Warrant Shares in a given jurisdiction where, in the sole discretion of the Company, expressions of investment interest are not sufficient in such jurisdiction to reasonably justify the expense of qualification in that jurisdiction or where such qualification would require the Company to register as a broker or dealer in such jurisdiction);

                          (v)     Notify the Warrantholder at any time when a
prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event known to the Company as a result of which the prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading, and in such event, at the request of the Warrantholder, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Warrant Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

                          (vi)    Cause all such Warrant Shares to be listed on
each securities exchange on which similar securities issued by the Company are then listed and qualify such Warrant Shares for trading on each system on which similar securities issued by the Company are from time to time qualified;

                          (vii)   Provide a transfer agent and registrar for
all such Warrant Shares not later than the effective date of such Registration Statement and thereafter maintain such a transfer agent and registrar;

                          (viii)  Permit the Warrantholder, if in the Company's
sole and exclusive judgment, such holder might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such Registration Statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and his counsel should be included; and

                          (ix)    In the event of the issuance of any stop
order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such Registration Statement for sale in any jurisdiction, the Company will use its reasonable efforts promptly to obtain the withdrawal of such order.

                 (h) The Warrantholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 17(g)(v) or (ix), such holder will forthwith discontinue disposition of Warrant Shares pursuant to a registration hereunder until receipt of the copies of an appropriate supplement or amendment to the prospectus under Section 17(g)(ii) or until the withdrawal of such order under Section 17(g)(ix).

                 (i) No person may participate in any underwritten registration hereunder unless such person (i) agrees to sell such person's Common Shares on the basis provided in any underwriting arrangements approved by the persons entitled to approve such arrangements, (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements and (iii) furnishes to the Company such information regarding such person and the distribution proposed by such person as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 17.

                 (j) The Company agrees to indemnify, to the extent permitted by law, the Warrantholder, its officers, directors and trustees and each person who controls (within the meaning of the Securities Act) such holder against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each person who controls (within the meaning of the Securities Act) such underwriters at least to the same extent as provided above with respect to the indemnification of the Warrantholder.

                 (k) In connection with any Registration Statement in which Warrantholder is participating, such Warrantholder will furnish to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and, to the extent permitted by law, will indemnify the Company, its directors and officers and each person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information so furnished in writing by such Holder; provided that the obligation to indemnify will be limited to the net amount of proceeds received by such holder from the sale of Warrant Shares pursuant to such Registration Statement. In connection with an underwritten offering, such holder will indemnify such underwriters, their officers and directors and each person who controls (within the meaning of the Securities Act) such underwriters at least to the same extent as provided above with respect to the indemnification of the Company.

                 (l)      Any person entitled to indemnification hereunder will
(i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

                 (m) The indemnification provided for under this Section 17 will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason. The Warrantholder also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event such holder's indemnification is unavailable for any reason.

                 (n) The provisions of this Section 17 shall apply until such time as all Warrant Shares that have not been resold to the public may be resold pursuant to Rule 144 under the Securities Act within a three month period.


         IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed.

                                                  INSIGHT HEALTH SERVICES CORP.

Attest:


                                                  By:
                   , Secretary                    Name:
                                                  Title:

                              ELECTION TO PURCHASE


         The undersigned hereby irrevocably elects to exercise
____________________ of the Warrants represented by this Warrant Certificate and to purchase the Common Shares issuable upon the exercise of said Warrants, and requests that Certificates for such shares be issued and delivered as follows:

ISSUE TO:

                 (Name)


                 (Address, Including Zip Code)


                 (Social Security or Tax Identification Number)

DELIVER TO:

                 (Name)

                 at
                          (Address, Including Zip Code)

         If the number of Warrants hereby exercised is less than all the Warrants represented by this Warrant Certificate, the undersigned requests that a new Warrant Certificate representing the number of full Warrants not exercised be issued and delivered as set forth above or otherwise as the undersigned shall direct in writing.

         In full payment of the purchase price with respect to the Warrants exercised and transfer taxes, if any, the undersigned hereby tenders payment of $_______________ by certified check, bank cashier's check or money order payable in United States currency to the order of the Company.



Dated:  ____________________, 19__




                                 Signature
                                 (Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate)

                                 PLEASE INSERT SOCIAL SECURITY OR TAX
                                 IDENTIFICATION NUMBER OF HOLDER

                                   ASSIGNMENT


         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto the Assignee named below all of the rights of the undersigned represented by the within Warrant Certificate, with respect to the number of Warrants set forth below:

          Name of        Social Security No.                          No. of
          Assignee           or Tax I.D.             Address         Warrants
          --------           -----------             -------         --------





and does hereby irrevocably constitute and appoint ______________
____________________ Attorney, to make such transfer on the books of InSight Health Services Corp. maintained for that purpose, with full power of substitution in the premises.



Dated:  ____________________, 19__




                                 Signature

                                 (Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate)

                                   EXHIBIT A

                        FORM OF STOCKHOLDERS CERTIFICATE


         The undersigned (the "Purchaser") is exercising the warrants (the "Warrants") tendered with this certificate, and in connection with such exercise, hereby certifies to InSight Health Services Corp. (the "Company") that the Purchaser understands and agrees that:

         1. The shares of common stock of the Company (the "Common Shares") deliverable upon exercise of the Warrants are not registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the offering and sale of the Common Shares is intended to be exempt from registration under the Securities Act;

         2. The Common Shares to be acquired by the Purchaser pursuant to exercise of the Warrants are being acquired for its own account and without a view to the distribution of such Common Shares or any interest therein; provided that (i) this representation shall not prejudice the Purchaser's right at all times to sell or otherwise dispose of all or any part of the Common Shares so acquired by the Purchaser pursuant to a registration under the Securities Act or an exemption from such registration available under the Securities Act and (ii) the disposition of the Purchaser's property shall be at all times within its control;

         3. The Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Common Shares and the Purchaser is capable of bearing the economic risks of such investment and is able to bear a complete loss of its investment in the Common Shares;

         4. The Purchaser represents and warrants that the Company has made available to the Purchaser or its agents all documents and information relating to an investment in Common Shares requested by or on behalf of the Purchaser; and

         5. The Purchaser is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act.

         6. All Common Shares issued on delivery of this certificate shall bear the legend set forth on page 1 of the Warrant Certificate.

         In witness whereof, the Purchaser has caused this Certificate to be duly executed on this ____ day of ____________, ____.


                                                   [Name of Purchaser]



                                                   By:
                                                            Name:
                                                            Title:

                                   EXHIBIT 3

                                   AGREEMENT



         THIS AGREEMENT is made as of February 23, 1996, by and among InSight Health Services Corp., a Delaware corporation ("InSight"), American Health Services Corp., a Delaware corporation ("AHSC") and Roz Kovens (the "Stockholder"), and is consented to by Maxum Health Corp., a Delaware corporation ("MHC") (InSight, AHSC and MHC are collectively referred to as the "Restructure Parties").

                 WHEREAS, InSight, AHSC and MHC are entering into an Agreement and Plan of Merger dated the date hereof (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1, which, when consummated, will result in AHSC and Maxum becoming wholly owned subsidiaries of InSight (the "Merger");

                 WHEREAS, concurrent with the consummation of the Merger, General Electric Company, a New York corporation acting through General Electric Medical Systems ("GE Medical"), General Electric Capital Corporation, a New York corporation, will agree to certain financial accommodations to AHSC and MHC in exchange for the issuance to GE Medical of preferred stock of AHSC and MHC (which will be converted into InSight preferred stock pursuant to the Merger Agreement) pursuant to certain debt restructuring agreements (the "Debt Restructuring Agreements");

                 WHEREAS, the Stockholder owns 5,800 of the outstanding shares of Series B Senior Convertible Preferred Stock of AHSC (the "Preferred Stock") issued pursuant to a Certificate of Designation, Preferences, Relative, Participating, Optional and Other Special Rights relating thereto (the "Certificate of Designation");

                 WHEREAS, it is a condition precedent to the consummation of the Merger and the Debt Restructuring Agreements that each of the holders of the Preferred Stock enter into this Agreement.

                 NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

                 1. Waiver. In consideration of the agreement to issue warrants set forth in Section 2 hereof, the Stockholder agrees as follows:

                          (a)  Stockholder shall vote his shares of Preferred
Stock and all shares of AHSC common stock ("Common Stock") over which he has voting power in favor of the Merger Agreement and any matters related thereto which are approved by the Board of Directors of AHSC (the "AHSC Board").

                          (b)  In the event that all conditions precedent to
the consummation of the Merger have been satisfied, Stockholder shall, in accordance with the terms set forth in the Merger Agreement, exchange all shares of Preferred Stock and Common Stock over which he has dispositive power as of the date hereof and thereof for InSight common stock.

                          (c)  Stockholder hereby waives (i) solely in
connection with the transactions contemplated by the Merger Agreement and the Debt Restructuring Agreements, all of his preferences as they relate to dividend, liquidation, voting and redemption rights as set forth in Sections 3, 4, 5 and 9 of the Certificate of Designation and (ii) until such time, if any, as this Agreement shall terminate pursuant to Section 6 hereof, his registration rights as set forth in Section 10 of the Certificate of Designation.

                          (d)  Stockholder shall not sell, pledge or otherwise
transfer the Preferred Stock or Common Stock over which he has dispositive power unless the transferee acknowledges in writing that the transfer is made subject to the terms of this Agreement. Any purported transfer of such Preferred Stock or Common Stock made in contravention of this provision shall be void.

                          (e)  Stockholder shall execute such further
documents, including, but not limited to, proxies and exchange documentation, as are appropriate and typical to implement the agreements set forth herein.

                 2. Issuance of Warrants. In consideration of the Stockholder's agreements in Section 1 hereof, and in acknowledgment of the rights and preferences associated with the Preferred Stock which will be eliminated as a result of the Merger, InSight hereby agrees to issue to the Stockholder, concurrent with and conditioned upon the effectiveness of the Merger, warrants (the "Warrants") to purchase 7,660 shares of InSight common stock, at a per share purchase price equal to the Exercise Price (as defined below), expiring on the fifth anniversary of the date of such issuance, which Warrants shall be in the form of Exhibit 2 hereto; provided, however, that InSight's obligation under this Section 2 is conditioned upon the approval of the terms of this Agreement by (i) the disinterested members of the AHSC Board and (ii) the Board of Directors of MHC, in each case further conditioned upon the receipt of a fairness opinion issued by a financial advisor in a form reasonably acceptable to such disinterested members or Board, as applicable. The Exercise Price shall be (a) if the InSight common stock is traded on a national securities exchange or through the Nasdaq Stock Market, the average of the closing prices of such stock on such exchange over the 20-trading-day period commencing with the eleventh trading day after the effective date of the Merger (the "Trading Period"); (b) if such stock is actively traded over-the-counter, the average of the closing bid or sale prices (whichever is applicable) of such stock over the Trading Period; and (c) if there is no active public market for such stock, the average fair market value of such stock over the Trading Period as mutually determined by InSight and the holders of a majority of the Warrants.

                 3. Consent. The Restructure Parties (other than InSight) hereby acknowledge and consent to the agreements of InSight and the Stockholder herein.

                 4. Successors; Continuing Effect. This Agreement is being entered for the benefit of and shall be binding upon each of the parties and their respective successors, transferees and assigns.

                 5. Governing Law. This Agreement, which may be executed in any number of counterparts, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its conflict of laws rules.

                 6.       Termination.     Unless extended by agreement of the
parties, this Agreement shall terminate upon termination of the Merger
Agreement.

                 IN WITNESS WHEREOF, the Stockholder has executed this Agreement, and the Restructure Parties have caused this Agreement to be executed by their duly authorized officers, in counterparts all as of the date and year first written above.


INSIGHT HEALTH SERVICES CORP.



By:/s/ E. Larry Atkins
   -------------------------------
       E. Larry Atkins, President

AMERICAN HEALTH SERVICES CORP.



By:/s/ E. Larry Atkins
   -------------------------------
       E. Larry Atkins, President


                  [Signatures continued on the following page]

THE STOCKHOLDER

/s/ Roz Kovens
- -----------------------------
    Roz Kovens

Consented to:

MAXUM HEALTH CORP.



By:/s/ Glenn Cato
   ---------------------------
       Glenn Cato, President

                                   EXHIBIT 1



[Incorporated by reference to Exhibit 1 to this Schedule 13D.]

                                   EXHIBIT 2


[Attached as Exhibit 2 to Exhibit 2 to this Schedule 13D.]

                                   EXHIBIT 4

American Health Services Corp.
4440 Von Karman Drive
Suite 320
Newport Beach, California 92660

Attention:       E. Larry Atkins
                 President and Chief Executive Officer

Maxum Health Corp.
14850 Quorum Drive
Suite 400
Dallas, Texas 75240

Attention:       Glenn P. Cato
                 President, Chief Executive Officer,
                 Chief Financial Officer and Secretary

Dear Sirs:

Solely for purposes of this letter, the undersigned assumes that as of the date hereof, it may be deemed to be an "affiliate" of American Health Services Corp. ("AHS"), as that term is defined for purposes of Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). An Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), has been entered into among AHS, Maxum Health Corp. ("Maxum"), InSight Health Services Corp. ("InSight"), and two wholly owned subsidiaries of InSight -- AHSC Acquisition Corp. and MXHC Acquisition Corp. Pursuant to the Merger Agreement, AHSC Acquisition Corp. will merge into AHS and MXHC Acquisition Corp. will merge into Maxum (collectively, the "Merger"). In accordance with the Merger Agreement, shares of common stock, $.03 par value, of AHS and shares of Series B Senior Convertible Preferred Stock, $.03 par value, of AHS, owned by the undersigned on the effective date of the Merger shall be converted into shares (the "Shares") of common stock, $.001 par value, of InSight ("Insight Common Stock").

With respect to the Shares to be received by the undersigned, the undersigned represents, warrants, understands and agrees as follows:

1. The undersigned has been advised that the Shares to be issued to it pursuant to the Merger Agreement have been registered with the SEC under the Securities Act on a registration statement on Form S-4. The undersigned has also been advised that, because at the time the Merger was submitted to the shareholders of AHS for approval the undersigned may have been an "affiliate" of AHS, any sale or disposition by the undersigned of any of the Shares it receives, may, under current law, be made only in accordance with the provisions of Rule 145(d) under the Securities Act, pursuant to an effective registration statement under the Securities Act or pursuant to an exemption provided thereunder. The undersigned understands that if, following the consummation of the Merger, the undersigned is not an affiliate of InSight, the provisions of Rule 145(d) restrict sales by the undersigned during the two (2) year period after the effective date of the Merger, and, during such period permit sales, in general, while InSight is subject to the requirements to file, and is filing, periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), only in brokers' transactions or in transactions directly with a market maker where the aggregate of the Shares and of other InSight Common Stock whose sales are required by paragraph (a)(2)(1/) and paragraph (e)(3)(2/) of Rule 144 to be aggregated with sales of the Shares by or for the account of the under signed (other than InSight Common Stock registered under the Securities Act or sold in private placement or Regulation A transactions) during the preceding three months will not exceed the greater of (i) 1% of the outstanding InSight Common Stock as shown by the most recent report or statement published by InSight, or (ii) the average weekly volume of trading in the InSight Common Stock reported on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker or (iii) the average weekly volume of trading in the InSight Common Stock reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Exchange Act during the four week period specified in clause (ii) above. If, on the consummation of the Merger, the undersigned becomes an affiliate of InSight, for so long as the undersigned remains an affiliate of Insight, the restrictions provided for in Rule 145(d) shall continue to apply to sales by the undersigned of any Shares after the expiration of the two (2) year




- ----------------------------------
(1/)       The undersigned understands that paragraph (a)(2) requires the inclusion of sales by certain relatives, trusts, estates, corporations and other organizations.

(2/)       The undersigned understands that paragraph (e)(3) requires that the inclusion of sales by others standing in certain relationships to the seller, e.g. persons acting in concert, pledgor-pledgee-purchaser (for two years following default), donor-donee (for two years following gift), settlor-trust (for two years following acquisition by the trust) and, in the case of control but not restricted securities, decedent-estate-beneficiary (for three months following last sale by decedent).

         period described above. The undersigned will not sell or otherwise dispose of any of the Shares except pursuant to the provisions of Rule 145(d), as amended, under the Securities Act, an effective registration statement under the Securities Act or pursuant to an exemption provided thereunder.

2. The undersigned understands that stop transfer instructions may be given to InSight's transfer agents with respect to the Shares owned by the undersigned and that there may be placed on the certificates for such Shares, or any substitution therefor, a legend to the foregoing effect.

3. The undersigned hereby confirms that it has not (and will not have at the time of the consummation of the Merger) entered into a binding contract to dispose of the Shares to be received by the undersigned in the Merger.

                                      Very truly yours,

                                      ESTATE OF CAL KOVENS


                                      By:  /s/ Roz Kovens
                                         --------------------------------------
                                         Roz Kovens, Personal Representative

                                      Date:  May 31, 1996
                                           ------------------------------------



                                      Accepted this 26th day of
                                      June, 1996

                                      AMERICAN HEALTH SERVICES CORP.

                                      By:  /s/ E. Larry Atkins
                                         --------------------------------------
                                      Name:  E. Larry Atkins
                                           ------------------------------------
                                      Title:  President
                                            -----------------------------------


                                      MAXUM HEALTH CORP.

                                      By:  /s/ Glenn P. Cato
                                         --------------------------------------
                                      Name:  Glenn P. Cato
                                           ------------------------------------
                                      Title:  President
                                            -----------------------------------

                                   EXHIBIT 5

American Health Services Corp.
4440 Von Karman Drive
Suite 320
Newport Beach, California 92660

Attention:       E. Larry Atkins
                 President and Chief Executive Officer

Maxum Health Corp.
14850 Quorum Drive
Suite 400
Dallas, Texas 75240

Attention:       Glenn P. Cato
                 President, Chief Executive Officer,
                 Chief Financial Officer and Secretary

Dear Sirs:

Solely for purposes of this letter, I assume that as of the date hereof, I may be deemed to be an "affiliate" of American Health Services Corp. ("AHS"), as that term is defined for purposes of Rule 145 of the Rules and Regulations of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"). An Agreement and Plan of Merger, dated as of February 26, 1996 (the "Merger Agreement"), has been entered into among AHS, Maxum Health Corp. ("Maxum"), InSight Health Services Corp. ("InSight"), and two wholly owned subsidiaries of InSight -- AHSC Acquisition Corp. and MXHC Acquisition Corp. Pursuant to the Merger Agreement, AHSC Acquisition Corp. will merge into AHS and MXHC Acquisition Corp. will merge into Maxum (collectively, the "Merger"). In accordance with the Merger Agreement, shares of common stock, $.03 par value, of AHS and shares of Series B Senior Convertible Preferred Stock, $.03 par value, of AHS, owned by me on the effective date of the Merger shall be converted into shares (the "Shares") of common stock, $.001 par value, of InSight ("Insight Common Stock").

With respect to the Shares to be received by me, I represent, warrant, understand and agree as follows:


1. I have been advised that the Shares to be issued to me pursuant to the Merger Agreement have been registered with the SEC under the
         Securities Act on a
         registration statement on Form S-4. I have also been advised that, because at the time the Merger was submitted to the shareholders of AHS for approval I may have been an "affiliate" of AHS, any sale or disposition by me of any of the Shares I receive, may, under current law, be made only in accordance with the provisions of Rule 145(d) under the Securities Act, pursuant to an effective registration statement under the Securities Act or pursuant to an exemption provided thereunder. I understand that if, following the consummation of the Merger, I am not an affiliate of InSight, the provisions of Rule 145(d) restrict my sales during the two (2) year period after the effective date of the Merger, and, during such period permit sales, in general, while InSight is subject to the requirements to file, and is filing, periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), only in brokers' transactions or in transactions directly with a market maker where the aggregate of the
         Shares and of other InSight Common Stock whose sales   are required by
         paragraph (a)(2)(3/) and paragraph (e)(3)(4/) of Rule 144 to be aggregated with sales of the Shares by or for my account (other than InSight Common Stock registered under the Securities Act or sold in private placement or Regulation A transactions) during the preceding three months will not exceed the greater of (i) 1% of the outstanding InSight Common Stock as shown by the most recent report or statement published by InSight, or (ii) the average weekly volume of trading in the InSight Common Stock reported on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date of receipt of the order to execute the transaction by the broker or the date of execution of the transaction directly with a market maker or (iii) the average weekly volume of trading in the InSight Common Stock reported through the consolidated transaction reporting system contemplated by Rule 11Aa3-1 under the Exchange Act during the four week period specified in clause (ii) above. If, on the consummation of the Merger, I become an affiliate of InSight, for so long as I remain an affiliate of Insight, the restrictions provided for in Rule 145(d) shall continue to apply to sales by me of any Shares after the expiration of the two (2) year period described above. I will not sell or otherwise dispose of any of the Shares except pursuant to the provisions of Rule 145(d), as amended, under the Securities Act, an effective registration statement under the Securities Act or pursuant to an exemption provided thereunder.





- ----------------------------------
(3/)       The undersigned understands that paragraph (a)(2) requires the inclusion of sales by certain relatives, trusts, estates, corporations and other organizations.

(4/)       The undersigned understands that paragraph (e)(3) requires that the inclusion of sales by others standing in certain relationships to the seller, e.g. persons acting in concert, pledgor-pledgee-purchaser (for two years following default), donor-donee (for two years following gift), settlor-trust (for two years following acquisition by the trust) and, in the case of control but not restricted securities, decedent-estate-beneficiary (for three months following last sale by decedent).

2. I understand that stop transfer instructions may be given to InSight's transfer agents with respect to the Shares owned by me and that there may be placed on the certificates for such Shares, or any substitution therefor, a legend to the foregoing effect.

3. I hereby confirm that I have not (and will not have at the time of the consummation of the Merger) entered into a binding contract to dispose of the Shares to be received by me in the Merger.

                                   Very truly yours,


                                     /s/ Roz Kovens
                                   --------------------------------------------
                                   Roz Kovens

                                   Date:  May 31, 1996
                                        ---------------------------------------



                                   Accepted this 26th day of
                                   June, 1996

                                   AMERICAN HEALTH SERVICES CORP.

                                   By:  /s/ E. Larry Atkins
                                      -----------------------------------------
                                   Name:  E. Larry Atkins
                                        ---------------------------------------
                                   Title:  President
                                         --------------------------------------


                                   MAXUM HEALTH CORP.

                                   By:  /s/ Glenn P. Cato
                                      -----------------------------------------
                                   Name:  Glenn P. Cato
                                        ---------------------------------------
                                   Title:  President
                                         --------------------------------------